

16021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conners & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 W. Fourth Street, Suite 2800
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Conners (513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road, Suite 150	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Conners, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conners & Co., Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

JAMES C.CROWLEY, IV, Attorney at Law
NOTARY PUBLIC - STATE OF OHIO
My Commission has no expiration date. Section 147.03 R.C.


SEAL
OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Flynn & Company

CPAs & Business Consultants

Conners & Co., Inc.

SEC File Number 8-8228

Financial Statements and Supplementary Schedules
For the Year Ended June 30, 2016
and Independent Auditor's Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended June 30, 2016

Conners & Co. Inc.
(Name of Respondent)

1 W. Fourth Street, Suite 2800
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. John Conners
Conners & Co. Inc.
1 W. Fourth Street, Suite 2800
Cincinnati, Ohio 45202
(513) 421-0606
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Conners & Co. Inc.

Table of Contents

Flynn&
Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Conners & Co. Inc.

We have audited the accompanying financial statements of Conners & Co. Inc. (the "Company"), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

August 12, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

CONNERS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AT JUNE 30, 2016

- ASSETS -

Cash and cash equivalents	$ 192,795
Cash segregated in compliance with regulations	88,783
Deposits with clearing broker	100,000
Receivables:	
Receivable from clearing broker	9,597
Receivable from customers	1,300
Total receivables	10,897
Securities owned at fair value	512,746
Deferred tax asset, net	30,000
Furniture and equipment, net	31,364
Other assets	10,508
TOTAL ASSETS	$ 977,093

- LIABILITIES AND SHAREHOLDERS' EQUITY -

LIABILITIES:	
Payable to clearing broker	$ 108,354
Accrued expenses	6,867
Total liabilities	115,221
SHAREHOLDERS' EQUITY:	
Common stock, no par value; 14,735 shares authorized, 6,981 shares issued and outstanding	798,200
Retained earnings	63,672
Total shareholders' equity	861,872
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 977,093

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2016

REVENUE:		
Commissions, net	$	305,480
Trading gain on dealer account		40,271
TOTAL REVENUE		345,751
EXPENSES:		
Employee compensation and benefits		261,604
Registered representative compensation		40,125
Clearance paid to non-brokers		20,744
Communications		52,660
Occupancy and equipment costs		63,662
Regulatory fees		44,374
Professional fees and licenses		31,936
Other expenses (income), net		16,860
TOTAL EXPENSES		531,965
Loss from operations		(186,214)
Gain from NASDAQ stock market valuation		38,064
Loss before income taxes		(148,150)
Income tax expense		-
NET LOSS	$	(148,150)

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2016

	Common Stock	Retained Earnings	Total
Balance at July 1, 2015	$ 798,200	211,822	1,010,022
Net Loss	-	(148,150)	(148,150)
Balance at June 30, 2016	$ 798,200	63,672	861,872

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (148,150)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation expense	10,434
Changes in assets and liabilities:	
Increase in cash segregated by regulations	(221)
Decrease in deposits with clearing broker	251,019
Decrease in receivable from clearing brokers	27,631
Increase in receivable from customers	(69)
Increase in securities owned at fair value	(289,085)
Increase in other assets	(304)
Increase in accrued expenses	2,885
CASH USED BY OPERATING ACTIVITIES	(145,860)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Purchases of furniture and equipment	(1,549)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(147,409)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	340,204
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 192,795

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AT JUNE 30, 2016

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles (GAAP) in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

DEPOSITS WITH CLEARING BROKER-
The Company is required to maintain a $100,000 non-interest bearing deposit with the clearing broker who allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

RECEIVABLES FROM AND PAYABLE TO CLEARING AND OTHER BROKER-DEALERS-
Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of receivable from the broker-dealers and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at June 30, 2016.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

FURNITURE AND EQUIPMENT-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

SECURITIES OWNED-
Securities owned are stated at fair value. Security transactions are recorded on a trade date basis.

FAIR VALUE MEASUREMENTS-
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under this guidance are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of investment securities and net operating loss carryforwards.

CONNERS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AT JUNE 30, 2016

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at June 30, 2016. The Company remains subject to examinations by the Internal Revenue Service, Ohio Department of Taxation, and various local municipalities for the years ended June 30, 2012 and after.

NOTE 2 - CASH AND CASH FLOW INFORMATION

At various times throughout the year, the Company may have cash in financial institutions in excess of insured limits. The Federal Deposit Insurance Corporation (FDIC) insures account balances in accounts up to $250,000 for each business depositor. Using these criteria, the Company did not have any cash in excess of insured limits as of June 30, 2016.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at June 30, 2016:

Furniture and fixtures	$ 34,183
Equipment	112,470
Leasehold improvements	49,294
	195,947
Accumulated depreciation	(164,583)
Total furniture and equipment, net	$ 31,364

NOTE 4 - FAIR VALUE

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2016:

	Level 1	Level 2
Equity Securities	$155,208	-
Municipal bonds	-	357,538
Total Fair Value	$155,208	$357,538

Level 2 investments may be valued using inputs other than quoted prices, such as interest rates or yield curves that are observable for the asset or liability, and inputs that are derived from or corroborated by observable market data.

NOTE 5 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $690,000 due to expire in the years 2026 to 2033. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at June 30, 2016. The components of deferred income taxes are as follows:

Deferred tax asset	$ 75,000
Valuation allowance	(45,000)
Net deferred tax asset	$ 30,000

NOTE 6 - LEASE COMMITMENTS

Operating Lease

The Company currently leases certain office space under an operating lease that expires August 31, 2019. Rental expense, including utilities and taxes, charged to operations for the year ended June 30, 2016 was $53,228. Future minimum non-cancellable lease payments are as follows:

Year ending June 30,	
2017	44,400
2018	44,400
2019	7,400
	$ 96,200

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Company and its stockholders have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $250,000 or 6 2/3% of its aggregate indebtedness. At June 30, 2016, the Company had net capital, as computed under Rule 15c3-1, of $764,393 which was $514,393 greater than its required net capital of $250,000. The Company had aggregate indebtedness of $115,221 as of June 30, 2016. The Company's net capital ratio was .1507 to 1.

NOTE 9 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended June 30, 2016.

NOTE 10 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2016 through August 12, 2016, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

CONNERS & CO., INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1931

AS OF JUNE 30, 2016

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholders' equity from statement of financial condition	$ 861,872
Deduct shareholders' equity not allowable for net capital	-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	861,872
Add liabilities subordinated to claims of general creditors	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	861,872
Deductions and/or changes:	
Non-allowable assets:	
Furniture and equipment	(31,364)
Deferred tax asset; net of valuation allowance	(30,000)
Prepaid expenses	(10,508)
Customer receivables	(1,300)
TOTAL DEDUCTIONS AND/OR CHANGES	(73,172)
Net capital before haircuts on securities position	788,700
Haircuts on securities:	
State and municipal securities	24,307
Other securities	-
Undue concentration	-
TOTAL HAIRCUTS ON SECURITIES	24,307
NET CAPITAL	$ 764,393

CONNERS & CO., INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1931

AS OF JUNE 30, 2016

Aggregate Indebtedness

Items included in statement of financial condition accounts payable and accrued expenses	$ 115,221

Computation of Basic Net Capital Requirements

Greater of 6 2/3% of aggregate indebtedness or $250,000

6 2/3% of aggregate indebtedness	$ 7,681
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 514,393
Excess net capital at 1,000%	$ 752,871
Percentage of aggregate indebtedness to net capital	.1507 to 1

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of June 30, 2016.

CONNERS & CO., INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2016

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	-
customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
TOTAL CREDITS	$	-
DEBIT BALANCES:		
Debit balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection Net of deductions pursuant to Rule 15c3-3	$	-
Failed to deliver of customers' securities not older than 30 days		-
TOTAL RULE 15C3-3 DEBITS	$	-
RESERVE COMPUTATON:		
Excess of Total Debits Over Total Credits	$	-
Required Deposit	$	-
Amount Held on Deposit in "Reserve Bank Account"		88,783
EXCESS DEPOSIT	$	88,783

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of June 30, 2016.

CONNERS & CO., INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2016

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE

Flynn&
Company
CPAs & Business Consultants

Examination Report of Independent Registered Public Accounting Firm

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

We have examined Conners & Co., Inc.'s ("the Company") statements, included in the accompanying Compliance Report Under Rule 15C3-1 and Rule 15C3-3 of the SEC, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended June 30 , 2015; (2)) the Company's internal control over compliance was effective as of June 30, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company 's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or any rule of the designated examining authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2016 was derived from the Company 's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Flynn & Company, Inc.

August 15, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

Conners & Co., Inc.

COMPLIANCE REPORT UNDER RULE 15C3-1 AND RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of and for the Year Ended June 30, 2016

Conners & Co., Inc. has established and maintained internal controls over compliance providing Conners & Co., Inc. reasonable assurance that non-compliance with the financial responsibility rules would be prevented or detected on a timely basis. The internal control over compliance of Conners & Co., Inc. was effective during and at the end of the most recent fiscal year. At the end of the fiscal year, Conners & Co., Inc. was in compliance with Rule 15c3-1 and paragraph (e) of Rule 15c3-3 based on the books and records of Conners & Co., Inc.





CPAs & Business Consultants

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders
Conners & Co. Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which was agreed to by Conners & Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Conners & Co. Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Conners & Co. Inc.'s management is responsible for Conners & Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in Form X-17A-5 (quarterly FOCUS Reports) for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.
August 15, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com



7800 E. Kemper Road | Cincinnati, Ohio 45249 | Tel 513.530.9200 | Fax 513.530.0555

www.flynncocpa.com